[Letterhead of SUPERVALU INC.]

Jeffrey J. Steinle, Esq.

Phone: (952) 828-4154

Fax: (952) 828-4403

E-Mail: jeff.steinle@supervalu.com

June 18, 2012

Mr. Robert Babula

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SUPERVALU INC.

Form 10-K for Fiscal Year Ended February 26, 2011

Filed April 21, 2011

Form 10-Q for Fiscal Quarter Ended December 3, 2011

Filed January 12, 2012

Response dated May 11, 2012

File No. 001-05418

Dear Mr. Babula:

This letter is in response to the letter from Andrew D. Mew to Craig Herkert dated June 6, 2012 regarding additional comments following our response to your letter regarding SUPERVALU INC.’s Form 10-K for fiscal Year Ended February 26, 2011 and Form 10-Q for Fiscal Quarter ended December 3, 2011. As we discussed, you have authorized an extension of our response to July 5, 2012.

Very truly yours,

SUPERVALU INC.

/s/ Jeffrey J. Steinle

Jeffrey J. Steinle

Vice President, Business Law

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